

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

July 11, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Tom L. Ward
Chairman, Chief Executive Officer and President
SandRidge Energy, Inc.
1601 N.W. Expressway, Suite 1600
Oklahoma City, Oklahoma 73118

> **Re: SandRidge Energy, Inc. and co-registrants**
> **Registration Statement on Form S-4**
> **Filed June 24, 2008**
> **File No. 333-151899**

Dear Mr. Ward:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   The staff notes that it appears that you are registering the exchange of $650,000,000 of 8 5/8% Senior Notes due 2015 and $350,000,000 of Senior Floating Rate Notes due 2014 in reliance on the staff's position enunciated in the Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1989). <u>See</u> <u>also</u> the Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and the Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide a supplemental letter to the staff stating that the issuer is

registering the exchange offer in reliance on the staff's position in those letters. Include in your supplemental letter the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Basic Terms of the Senior Notes, page 81

2.   We note that the registrant has the option to pay interest by increasing the outstanding principal amount of the Senior Notes or by issuing additional Senior Notes. Make clear where you discuss these options that the new notes are not included as part of this offering. Also discuss any potential impact on the liquidity of the registered notes, and include new Risk Factors disclosure regarding any related risks.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Donna Levy at (202) 551-3292 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: James M. Prince, Esq. (by facsimile 713-615-5962)
        D. Levy